UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-16169
EXELON CORPORATION EMPLOYEE SAVINGS PLAN
(Full title of the Plan)
EXELON CORPORATION
(a Pennsylvania Corporation)
10 South Dearborn Street – 37th Floor
P.O. Box 805379
Chicago, Illinois 60680-5379
(312) 394-7398
(Name of the issuer of the securities held pursuant to
the Plan and the address of its principal executive offices)

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
INDEX TO FORM 11-K

Page No.
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2005, Schedule H, Part IV, Item 4i of Form 5500	15

Note: All other schedules of additional information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit Index	17

Signatures	18

Exhibits	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Exelon Corporation
   Employee Savings Plan Committee
We have audited the accompanying statements of net assets available for benefits of the Exelon Corporation Employee Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
WASHINGTON, PITTMAN & McKEEVER, LLC
Chicago, Illinois
June 16, 2006

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

INVESTMENTS
Investments at Current Value:
Exelon Corporation Common Stock	$304,616,494	$221,756,009
Registered Investment Companies	1,788,968,525	1,638,464,485
Short-term and Collective Investment Trust Funds	967,335,034	937,505,730
Participant Loans	69,098,805	65,710,949

	3,130,018,858	2,863,437,173
Investment Contracts at Contract Value	1,135,461	3,616,223

Total Investments	3,131,154,319	2,867,053,396

CASH	—	282,926

RECEIVABLES:
Accrued Dividends and Interest	11,037	5,254
Accrued Employee Contributions	3,198,687	3,120,263
Accrued Employer Contributions	1,680,749	1,654,597
Due from Broker for Securities Sold	295,246	—
Other Receivables	473,448	413,112

Total Receivables	5,659,167	5,193,226

TOTAL ASSETS	3,136,813,486	2,872,529,548

LIABILITIES

Due to Broker for Securities Purchased	1,795,692	1,867,484
Accrued Administrative Expenses and Other Liabilities	1,146,383	1,117,792

TOTAL LIABILITIES	2,942,075	2,985,276

NET ASSETS AVAILABLE FOR BENEFITS	$3,133,871,411	$2,869,544,272

The accompanying Notes are an integral part of the Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

2005
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:

INVESTMENT INCOME:
Dividends on Exelon Corporation Common Stock	$8,965,168
Income from Registered Investment Companies and Collective Investment Trust Funds	67,455,527
Income from Participant Loans	3,988,778
Net Appreciation of Investments	182,982,990

Total Investment Income	263,392,463

CONTRIBUTIONS:
Participants	114,912,824
Employers	57,613,868
Rollovers	5,584,796

Total Contributions	178,111,488

TOTAL ADDITIONS	441,503,951

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:

WITHDRAWALS BY PARTICIPANTS	167,218,924
DIVIDEND DISTRIBUTIONS	8,964,834
ADMINISTRATIVE EXPENSES	1,361,454

TOTAL DEDUCTIONS	177,545,212

NET INCREASE BEFORE TRANSFERS	263,958,739
NET ASSETS TRANSFERRED FROM OTHER PLANS	368,400

NET INCREASE AFTER TRANSFERS	264,327,139

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	2,869,544,272

END OF YEAR	$3,133,871,411

The accompanying Notes are an integral part of the Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
(1) Description of Plan. The following description of the Exelon Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.
     a. General. The Plan was established by Commonwealth Edison Company, effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. On March 30, 2001, the Commonwealth Edison Employee Savings and Investment Plan was combined with the PECO Energy Company Employee Savings Plan to become the Exelon Corporation Employee Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”).
     The Plan provides that any regular employee of Exelon Corporation (the “Corporation”) and any other affiliated company that adopts the Plan (the “Companies”) with the consent of the Corporation is eligible to elect to participate in the Plan. There were 24,128 and 25,296 participants in the Plan at December 31, 2005 and 2004, respectively.
     The Corporation is the sponsor of the Plan. The Corporation’s Director of Employee Benefit Plans and Programs is the administrator of the Plan (“Plan Administrator”). The Plan Administrator has the responsibility for day-to-day administration of the Plan. An investment committee (“Investment Committee”) appointed by the Risk Oversight Committee of the Corporation’s board of directors is responsible for the selection and retention of the Plan’s investment options and any investment manager which may be appointed under the Exelon Corporation Employee Savings Plan trust (the “Trust’). Fidelity Management Trust Company is the Plan trustee (“Trustee”) and Fidelity Investments Institutional Operations Company, Inc. is the Plan recordkeeper.
     b. Contributions. The Plan permits salaried, non-union hourly employees and employees represented by IBEW Local 614 to contribute between 1% and 20% of their normal base pay each pay period on a pre-tax basis, an after-tax basis or a combination of the two. For Exelon subsidiaries that have adopted the Plan on behalf of their salaried, non-union hourly employees and employees represented by IBEW Local 614, the Companies match contributions at a rate of 100% of the first 5% of contributions (whether pre-tax or after-tax).
     The Plan permits employees represented by IBEW Local 15 to contribute between 1% and 15% of the sum of their normal base pay plus certain overtime on a pre-tax basis and between 1% and 10% on an after-tax basis. Although the Plan permits contributions of up to 15% of base pay on a pre-tax basis and up to 10% of base pay on an after-tax basis, the combined maximum employee contributions may not exceed 20%. For subsidiaries of the Corporation that have adopted the Plan on behalf of their IBEW Local 15 employees, the Companies match contributions at a rate of 100% of the first 2% contributed, 84% of the following 1% contributed, 83% of the following 2% contributed and 25% of the following 1% contributed.
     The Plan permits employees represented by UWA Local 369 to contribute between 1% and 20% of their normal base pay and scheduled overtime pay for each pay period on a pre-tax basis, after-tax basis or combination of the two. For Exelon subsidiaries that have adopted the Plan, the Company match contribution for employees represented by UWA Local 369 is 100% of the first 3% of pre-tax contributions if the employee has more than 12 months of service.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
No company match is provided during the first six months of service and the match is 50% of the first 3% of pre-tax contributions between 6 and 12 months of service.
     Effective August 1, 2002, during any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual Internal Revenue Service (“IRS”) limit on that type of contribution or be contributing at the maximum base pay level.
     c. Investment Options. The Plan investments are fully participant directed. The investment options provided under the Plan are described as follows:
     The Exelon Corporation Stock Fund is required to be invested in Exelon Corporation common stock, except for short-term investments necessary to meet the Fund’s liquidity needs. The actual amount of short-term investments on any given business day will vary with the amount of cash awaiting investment and participant activity of the fund (contributions, redemptions, exchanges and withdrawals).
     The UBS Diversified Fund – Class A is a global balanced asset allocation collective fund. The fund is a broadly diversified portfolio of stocks, bonds, real estate and private market investments in the United States and a broad range of other countries, including a small allocation in emerging markets. The fund is invested in the Multi-Asset Portfolio offered through UBS Global Asset Management Trust Company and UBS Global Asset Management. The fund is actively managed within an asset allocation framework that encompasses the full range of market, currency and security exposures within the world capital markets.
     The Managed Income Fund is a fund that is a combination of Fidelity’s Managed Income Portfolio II (“MIP II”) and investment contracts previously purchased by the Plan. The MIP II is managed by the Trustee. The MIP II invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of MIP II is invested in a money market fund to provide daily liquidity. Other investment contracts (“wrap contracts”) are purchased in conjunction with an investment in MIP II in fixed income securities, which may include United States treasury bonds, corporate bonds or mortgage-backed securities and bond funds.
     The Fidelity Growth Company Fund is a mutual fund invested primarily in common stock of companies with earnings or gross sales that indicate the possibility for above-average growth. These may be companies of any size and may include newly established companies and less well-known companies in emerging areas of the economy.
     The Fidelity Low-Priced Stock Fund is a growth mutual fund. It seeks capital appreciation and invests mainly in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. Generally, “low-priced” is considered $35 or less at time of purchase. These often are stocks of smaller, less well-known companies. This fund has a redemption fee of 1.5% on shares held less than 90 days. Fidelity closed the fund to new investors on July 30, 2004.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     The Fidelity Dividend Growth Fund is a growth mutual fund which seeks capital growth. This fund looks for growth opportunities in companies that have the potential for increasing their dividends or for commencing dividend payouts, if none are currently paid. This fund invests mainly in common and preferred stocks and securities convertible into common stocks.
     The Fidelity Freedom Funds are asset allocation funds that invest in a collection of other Fidelity mutual funds. Each Freedom Fund invests in a combination of underlying Fidelity stock, bond and money market mutual funds. The allocation strategy among the underlying stock, bond and money market mutual funds contained in each Freedom Fund with a target retirement date is based on the number of years until a participant’s retirement. For the funds with a target retirement date, the mix of underlying funds will gradually become more conservative over time.
     The Fidelity Freedom Income Fund seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement. It invests approximately 20% in Fidelity stock mutual funds, approximately 40% in Fidelity bond mutual funds and approximately 40% in Fidelity money market mutual funds.
     The Fidelity Freedom 2000 Fund seeks high total returns for those who retired around 2000. It initially invests approximately 20% in Fidelity stock mutual funds, approximately 40% in Fidelity bond mutual funds and approximately 40% in Fidelity money market mutual funds.
     The Fidelity Freedom 2010 Fund seeks high total returns for those planning to retire around 2010. It initially invests approximately 45% in Fidelity stock mutual funds, approximately 45% in Fidelity bond mutual funds and approximately 10% in Fidelity money market mutual funds.
     The Fidelity Freedom 2020 Fund seeks high total returns for those planning to retire around 2020. It initially invests approximately 69% in Fidelity stock mutual funds and approximately 31% in Fidelity bond mutual funds.
     The Fidelity Freedom 2030 Fund seeks high total returns for those planning to retire around 2030. It initially invests approximately 82% in Fidelity stock mutual funds and approximately 18% in Fidelity bond mutual funds.
     The Fidelity Freedom 2040 Fund seeks high total returns for those planning to retire around 2040. It initially invests approximately 87% in Fidelity stock mutual funds and approximately 13% in Fidelity bond mutual funds.
     The Fidelity Contrafund is a growth mutual fund that seeks to provide capital appreciation. The fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in securities of companies whose value the manager believes is not fully recognized by the public.
     The Morgan Stanley Institutional Fund, Inc.-International Equity Portfolio-Class A is a growth-oriented mutual fund that invests in stocks of companies domiciled outside the United States. It tries to increase the value of investments over the long term through growth of capital by investing primarily in equity securities of companies domiciled in developed markets outside of the United States.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     The Legg Mason Value Trust Institutional Class Fund is a large-cap equity mutual fund which uses the value approach to investing. This fund invests in stocks that the advisor believes are undervalued and, therefore, offer above-average potential for capital appreciation.
     The PIMCO Total Return Fund (Institutional Class) is an income mutual fund with the goal to provide a high total return that exceeds general bond market indices. The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years), investments may also include short- and long-maturity bonds.
     The T. Rowe Price Capital Appreciation Fund is a growth mutual fund that seeks to maximize long-term capital appreciation by investing primarily in equities. The fund invests primarily in common stocks and the fund may hold fixed income and other securities to help preserve principal value in uncertain declining markets. The fund invests primarily in the common stocks of established U.S. companies believed to have above-average potential for capital growth.
     The T. Rowe Price High Yield Fund is an income mutual fund with the goal to provide high current income and, secondarily, capital appreciation. The fund normally invests at least 80% of its total assets in a diversified portfolio of high-yield corporate, or “junk” bonds, income producing convertible securities and preferred stocks. The dollar-weighted average maturity generally is expected to be in the 6 to 10 year range.
     The BGI Money Market Fund Class I is a collective investment fund managed by Barclays’ Global Investors, N.A. that invests in short-term debt securities with high credit ratings known as money market instruments. These securities are issued by U.S. and foreign corporations, governments, banks and U.S. agencies such as Federal National Mortgage Association and the Student Loan Marketing Association. These investments are considered low risk due to the financial strength of the issuers and the short-term maturity of the investments.
     The BGI Extended Equity Market Fund Class K is a fund managed by Barclays’ Global Investors, N.A. that invests in small and mid-sized U.S. stocks. The fund invests in stocks that comprise the BGI Extended Market Index (“Index”). The fund will invest in these types of investments in approximately the same proportion as the Index. The Index is an unmanaged, market capitalization weighted index of approximately 6,500 U.S. equity securities. It includes most of the stocks in the Wilshire 5000 except for those included in the S&P 500.
     The BGI Equity Index Fund Class T is a growth and income commingled fund managed by Barclays’ Global Investors, N.A. The fund invests primarily in the broadly diversified common stocks of the 500 companies that make up the S&P 500. The fund holds each stock in the same proportion in which it is represented in the index, which means it is weighted by stock price times shares outstanding. Stocks are selected based on the composition of the index rather than according to subjective opinions about individual companies or industries.
     The BGI EAFE Equity Index Fund Class K is a fund managed by Barclays’ Global Investors, N.A, that invests in stocks that comprise the Morgan Stanley Capital International EAFE (Europe, Australasia, Far East) Index. The fund will invest in these types of investments in approximately the same proportion as the EAFE Index. The EAFE Index is an unmanaged index representing over 1,000 companies within 20 developed countries.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     The BGI U.S. Debt Index Fund Class K is a fund managed by Barclays’ Global Investors, N.A that invests in bonds within the U.S. The fund invests in investment-grade securities with maturities of at least one year, including U.S. Treasury and U.S. agency securities, corporate bonds, asset-backed and mortgage-backed securities. The fund will invest in these types of investments in approximately the same proportion as the Lehman Brothers Aggregate Bond Index. This index is a broad unmanaged index that measures the aggregate performance of the U.S. market for investment-grade bonds.
     The American Beacon Large Cap Value Fund – Institutional Class is a fund managed by American Beacon Advisors, Inc., that seeks to provide long term capital appreciation and current income. The fund invests at least 80% of the fund’s net assets in equity securities of large market capitalization companies. These companies will generally have capitalizations similar to market capitalizations of companies in the Russell 1000 Index at the time of investment. The fund seeks to identify securities that the sub-advisors believe to be undervalued.
     The Pennsylvania Mutual Fund – Investment Class is a fund managed by Royce and Associates, LLC, that seeks to provide long term growth of capital. The fund primarily invests in a broadly diversified portfolio of equity securities issued by both small and micro-cap companies that it believes are trading significantly below its estimate of their current worth.
     The Vanguard Target Retirement Funds are asset allocation funds managed by the Vanguard Group that invest in a collection of other Vanguard index mutual funds. The asset allocation strategy among the underlying funds with a target retirement date is based on the number of years to target retirement. For funds with a target retirement date, the funds asset allocation will become more conservative over time.
     The Vanguard Target Retirement Income Fund seeks to provide current income and some capital appreciation. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.
     The Vanguard Target Retirement 2005 Fund seeks to provide growth of capital and current income. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005.
     The Vanguard Target Retirement 2015 Fund seeks to provide growth of capital and current income. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015.
     The Vanguard Target Retirement 2025 Fund seeks to provide growth of capital and current income. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025.
     The Vanguard Target Retirement 2035 Fund seeks to provide growth of capital and current income. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     The Vanguard Target Retirement 2045 Fund seeks to provide growth of capital and current income. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045
     d. Discontinued Funds. The Fidelity Freedom Income Fund was discontinued as of December 30, 2005. The assets were transferred to the Vanguard Target Retirement Income Fund.
     The Fidelity Freedom 2000 Fund was discontinued as of December 30, 2005. The assets were transferred to the Vanguard Target Retirement 2005 Fund.
     The Fidelity Freedom 2010 Fund was discontinued as of December 30, 2005. The assets were transferred to the Vanguard Target Retirement 2015 Fund.
     The Fidelity Freedom 2020 Fund was discontinued as of December 30, 2005. The assets were transferred to the Vanguard Target Retirement 2025 Fund.
     The Fidelity Freedom 2030 Fund was discontinued as of December 30, 2005. The assets were transferred to the Vanguard Target Retirement 2035 Fund.
     The Fidelity Freedom 2040 Fund was discontinued as of December 30, 2005. The assets were transferred to the Vanguard Target Retirement 2045 Fund.
     The BGI Money Market Fund was discontinued as of December 30, 2005. The assets were transferred to the Managed Income Fund.
     e. Participant Loans. A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year (with a maximum of five loans outstanding at any time) and the loan shall not be less than $1,000. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For a general purpose loan, the maximum period is five years. For a home loan the maximum term is fifteen years and the minimum is five years. The interest rate on all loans is the prime rate for commercial loans plus 1%. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable.
     f. Vesting of Participants’ Accounts. A participant’s accounts are fully vested at all times.
     g. Withdrawals by Participants While Employed. A participant may withdraw up to the entire balance of the participant’s after-tax contributions account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume contributions to the Plan. A participant may also withdraw up to an amount equal to the balance in his or her rollover account.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     A participant may make withdrawals from the participant’s before-tax contributions, but only if the participant has attained age 59 1/2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations there under. Financial hardship withdrawals from a before-tax contributions account suspend the participant’s right to make contributions to the Plan for six months.
     While any loan to the participant remains outstanding, the amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.
     h. Distributions upon Termination of Employment. Upon termination of employment, retirement, total disability or death of a participant, distribution of the balances of the participant’s after-tax contributions account, before-tax contributions account, rollover account and employer matching contributions account is made to the participant or, in the event of the participant’s death, to the participant’s designated beneficiary or beneficiaries. Such distribution will be made, as elected by the participant, in the form of either a lump-sum payment or in substantially equal annual installments over a period not exceeding the lesser of 15 years or the life expectancy of the participant or beneficiary, as the case may be. A participant may elect to defer distributions until age 70-1/2. If the value of a participant’s account is greater than $1,000 (effective March 28, 2005), the participant can leave his or her account in the plan. Distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59 1/2, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA.
     i. Administrative Expenses. A participant’s account balance will be charged with a proportionate share of the general expenses of administering the Plan. The account balance will also be charged with a proportionate share of any applicable fees and expenses attributable to the investment funds in which the account is invested.
     There are currently no account maintenance fees. However, participants are charged fund management fees. These fees are generally reflected as a reduction to the gross earnings of the investment options before the allocation of those earnings to the participants’ accounts in each of the funds. With respect to the Exelon Corporation Stock Fund and the UBS Diversified Fund, the fund management fees are allocated proportionately to the participant accounts that are invested in these funds and subtracted from each participant’s account rather than being reflected as a reduction to the gross earnings for these funds.
     Certain other fees or expenses may be charged directly to a participant’s account based on certain Plan transactions. These fees and expenses may include: loan initiation and maintenance fees, redemption fees imposed under funds that have short-term trading limits, the expense related to a Qualified Domestic Relations Order (QDRO) and the cost of participant requested expedited mailing of loans or withdrawals.
     j. Participant Accounts. Each participant’s account is credited with the participant’s

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
contribution and allocations of (a) the Companies’ contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     k. Employee Stock Ownership Plan. If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then effective January 1, 2002, the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Plan recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend.
(2) Summary of Significant Accounting Policies. The significant accounting policies followed by the Plan are as follows:
     a. General. The Plan follows the accrual method of accounting for recording contributions from participants and employers, income from investments, purchases and sales of investments and administrative expenses. Benefits are recorded when paid.
     b. Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
     c. Investment Valuation and Income Recognition. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gain (loss) on the sale of securities and the unrealized appreciation (depreciation) in the fair value of investments.
     Guaranteed investment contracts are fully benefit responsive and are reported at contract value, which is cost plus accrued interest; for synthetic investment contracts, contract value is equal to the fair value of the collateral plus the benefit responsive wrap value.
     Investments in Exelon Corporation Common Stock are valued at the closing sales price as reported on New York Stock Exchange.
     Short-term investments held by various institutional funds of the UBS Global Asset Management Trust Company are stated at cost which approximates current value. Investments in certain of the various funds that make up the UBS Multi-Asset Portfolio are valued at the latest reported sale price on the valuation date used for securities traded on United States and foreign stock exchanges. Investments valued in foreign currencies are converted into U.S. dollars based on quoted foreign exchange rates on that date and are valued at the latest quoted bid price or at estimated current value as determined by the fund trustee.
     Investments of registered securities are valued at the last sale price or, if no sale price is available, at the closing bid price. Short-term securities maturing within sixty days of their purchase date are valued at amortized cost or original cost plus accrued interest, both of which approximate current value.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     Participant loans are valued at cost, which approximates fair value.
     Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
(3) Net Appreciation of Investments. During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2005
Exelon Corporation Common Stock	$57,017,051
Registered Investment Companies	95,850,375
Collective Investment Trust Funds	30,115,564

$182,982,990

(4) Investments. The current values of the Plan’s investments at December 31, 2005 and 2004, which represent 5% or more of the Plan’s net assets, are summarized as follows:

	2005	2004
Fidelity Managed Income Portfolio II	$393,490,532	$335,647,237
UBS Diversified Fund – Class A	234,431,220	218,240,288
Exelon Corporation Common Stock	304,616,494	221,756,009
Fidelity Growth Company Fund	311,095,840	299,469,869
BGI Equity Index T Fund	283,510,210	297,486,075
Fidelity Dividend Growth Fund *	139,658,280	148,144,490
Legg Mason Value Trust Institutional Class	336,920,628	326,043,925
Fidelity Contrafund	288,189,512	226,468,240
Fidelity Low Price Stock Fund	194,878,724	183,043,220

*-	The Fidelity Dividend Growth Fund asset balance as of December 31, 2005 was less than 5% of the Plan assets; however it is included in this table because the December 31, 2004 balance is greater than 5% of Plan assets as of December 31, 2004.
(5) Investment Contracts. Prior to 2005, the Plan entered into several benefit-responsive investment contracts with various insurance companies and other financial institutions. The contract providers maintain the contributions in a general account. Some investment contracts are purchased in conjunction with the investment by the Plan in fixed-income securities. Investment contracts provide for the payment of a specified rate of interest. The account is credited with earnings at the specified rate and charged for participant withdrawals and administrative expenses.
     The contracts are included in the financial statements at contract value, as reported to the Plan by the contract providers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Plan participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
     There are no reserves against contract value for credit risk of the contract issuer. The weighted average yield for all such contracts were approximately 4.0 percent and 4.1 percent for 2005 and 2004, respectively. The crediting interest rate generally cannot be less than the contract rate. The fair market value of the investment contracts as of December 31, 2005 was $1,204,147 and $3,670,856 as of December 31, 2004.
(6) Investments in Derivative Financial Instruments. The UBS Multi-Asset Portfolio Fund and some of the funds in which it invests participate in various equity index futures contracts and foreign currency contracts. The assets of this fund are invested in equities, bonds, real estate, derivatives and venture capital. A futures contract is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. Risks of entering into futures contracts include the possibility that there may be an illiquid market and that changes in the value of the contracts may not correlate with changes in the value of the underlying securities. Open futures contracts are valued at the settlement price established each day on the exchange on which they are traded. These contracts are marked to market daily with the resulting gain or loss included in the net realized gain or loss from futures contracts.
     A forward foreign exchange contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. Risks associated with such contracts include movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The contracts are valued at foreign exchange rates and the changes in value of open contracts are recognized as unrealized appreciation/depreciation. The realized gain or loss on forward currency contracts represents the difference between the value of the original contracts and the closing value of such contracts.
     Similarly, some or all of the Fidelity funds, Vanguard funds, the Morgan Stanley International Equity Portfolio and the BGI EAFE Equity Index Fund-Class K may use (1) foreign currency contracts to facilitate transactions in foreign securities and to manage the fund’s currency exposure and (2) futures and options contracts to manage its exposure to the stock and bond markets and to fluctuations in the interest rates and currency values. Such funds also may invest in indexed securities whose values are linked either directly or inversely to changes in foreign currencies, interest rates, commodities, indices, or other underlying instruments.
(7) Risks and Uncertainties. The Plan provides for various investment options in several investment securities and instruments, including common stock of Exelon Corporation. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. No collateral or other security is required by the Trustee to collateralize these financial statements.
(8) Income Tax Status. The Plan obtained its latest determination letter on June 1, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
(9) Plan Termination. The Plan may be amended, modified or terminated by the Corporation at any time, subject to certain rights of participants under the Plan. The Plan may also be terminated if the Plan is disqualified by the IRS. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan. The Corporation has no current intentions of terminating the Plan.
(10) Related-Party Transactions. Investment options in the Plan include mutual funds managed by the Trustee. Also, the Plan holds shares of Exelon Corporation common stock. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.
(11) Plan Transfers. In 2005, there were total transfers to the Plan of $368,400 ($145,692 from the AmerGen Employee Savings Plan for TMI/Oyster Creek Bargaining Employees and $222,708 from the AmerGen Employee Savings Plan for Clinton Bargaining Employees).
(12) Plan Mergers. Effective February 25, 2004, the net assets ($97,922,283) of the AmerGen Employee Savings Plan for TMI and Oyster Creek Non-Bargaining Employees and the AmerGen Employee Savings Plan for Clinton Non-Bargaining Employees were merged into the Plan. Effective November 2, 2004, the net assets ($1,307,627) of the Exelon New England Union Retirement 401(k) Plan were merged in the Plan.
(13) Subsequent Events. Effective with the first pay period on or after June 1, 2006, non-represented employees and employees represented by IBEW Local 614 and UWA Local 369 may contribute up to 50% of their base pay on a combined pre-tax, after-tax or Roth basis, subject to the IRS annual maximum ($15,000 for 2006).
     Effective with the first pay period on or after June 1, 2006, non-represented employees and employees represented by IBEW Local 614 and UWA Local 369 can elect to make some or all of their contributions as “Roth” contributions, which are made after-tax and are included in current taxable income. Roth earnings and distributions are tax-free if they are part of a “qualified distribution”. A Roth distribution is qualified in the event of either retirement or termination, and earnings can be withdrawn tax-free as long as it has been five tax years since the first Roth 401(k) contribution and the participant is at least 591/2 years old. In the event of death, beneficiaries may be able to receive distributions tax-free if the deceased participant started making Roth contributions more than five tax years prior to the distribution. In the event of disability, the participant’s earnings can be withdrawn tax-free if it has been five tax years from the first Roth 401(k) contribution.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
Schedule H, Part IV, Item 4i of Form 5500
Employer Identification Number 23-2990190, Plan Number 003

No of Shares or					Current
No. of Units			Description	Cost **	Value
			COMMON STOCKS

*	5,732,339	shares	Exelon Corporation Common Stock		$304,616,494

			SHORT-TERM AND COLLECTIVE INVESTMENT TRUST FUNDS

			Money Market Funds

*	6,162,413	units	FMTC Institutional Cash Portfolio		6,162,413

					6,162,413

			Collective Investment Trust Funds

	132,661	units	UBS Diversified Fund - Class A		234,431,220
	7,464,724	units	BGI Equity Index Fund Class T		283,510,210
	708,591	units	BGI EAFE Equity Index Fund Class K		13,782,095
	805,879	units	BGI Extended Equity Market Fund Class K		28,221,897
	373,752	units	BGI U.S. Debt Index Fund Class K		7,736,667
*	393,490,532	units	Fidelity Managed Income Portfolio II		393,490,532

					961,172,621

			Total Short-term and Collective Investments		967,335,034

			REGISTERED INVESTMENT COMPANIES

*	4,450,116	shares	Fidelity Contrafund		288,189,512
*	4,889,138	shares	Fidelity Growth Company Fund		311,095,840
*	4,547,658	shares	Fidelity Low-Priced Stock Fund		194,878,724
*	4,850,930	shares	Fidelity Dividend Growth Fund		139,658,280
	478,081	shares	Vanguard Target Retirement Income Fund		4,991,168
	524,245	shares	Vanguard Target Retirement 2005 Fund		5,730,002
	2,671,546	shares	Vanguard Target Retirement 2015 Fund		30,615,920
	3,878,643	shares	Vanguard Target Retirement 2025 Fund		45,651,633
	1,865,792	shares	Vanguard Target Retirement 2035 Fund		22,874,611
	357,662	shares	Vanguard Target Retirement 2045 Fund		4,495,811
	10,390,055	shares	PIMCO Total Return Fund (Institutional Class)		109,095,581
	7,380,604	shares	T. Rowe Price Capital Appreciation Fund		148,054,909
	3,925,345	shares	T. Rowe Price High Yield Fund		27,124,137
	4,804,552	shares	Morgan Stanley International Fund, Inc.-International Equity Portfolio-Class A		97,724,586
	897,548	shares	Pennsylvania Mutual Fund - Investment Class		9,675,569
	586,135	shares	American Beacon Large Cap Value Fund - Institutional Class		12,191,614
	4,454,854	shares	Legg Mason Value Trust Institutional Class Fund		336,920,628

					1,788,968,525

			INVESTMENT CONTRACTS

			AIG Financial Products
			Synthetic Investment Contracts (Asset Backed)
	520,602	units	MSC 1999-CAM1 A2 7.47%, Matures 11-17-2008		520,602

			Rabo Bank
			Synthetic Investment Contracts (Asset Backed)
	614,859	units	FH 1798 A 5.67%, Matures 06-15-2007		614,859

					1,135,461

EXELON CORPORATION EMPLOYEE SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
Schedule H, Part IV, Item 4i of Form 5500
Employer Identification Number 23-2990190, Plan Number 003

No of Shares or			Current
No. of Units	Description	Cost **	Value
	LOANS

	Participant Loans (8.25% - 11.00%)		69,098,805

	Total Investments
			$3,131,154,319

*	A party-in-interest to the Plan.

**	Cost has been omitted as investments are participant directed.

EXHIBIT INDEX
Exhibit filed with Form 11-K for the year ended December 31, 2005:

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2006	Exelon Corporation Employee Savings Plan

/s/ William Bergman William Bergman Plan Administrator